UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
1934

For the fiscal year ended December 31, 2003

or

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
OF 1934

For the transition period from ____________ to ____________
Commission File No. 333-67466

A. Full title of the Plan:

Willis North America Inc. Financial Security Partnership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WILLIS NORTH AMERICA INC.

Attn: Mary E. Caiazzo
7 Hanover Square
New York, NY 10004-2594
(212) 344-8888

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLIS NORTH AMERICA INC. FINANCIAL SECURITY PARTNERSHIP PLAN
By:	/s/ Carol McAlpine
Carol McAlpine
Vice President, Willis North America Inc.

Dated: June 28, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Benefits Committee
Willis North America Inc.
Nashville, Tennessee

We have audited the accompanying statements of net assets available for benefits of the Willis North America Inc. Financial Security Partnership Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Nashville, Tennessee
June 25, 2004

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
INVESTMENTS—At fair value	$171,742,323	$125,806,601
INVESTMENT—At contract value	57,434,527	58,649,064
PARTICIPANT LOANS RECEIVABLE	3,656,572	3,988,714
CONTRIBUTIONS RECEIVABLE	755,672	—
CASH	10,455	392

Total assets	233,599,549	188,444,771
LIABILITIES:
EXCESS CONTRIBUTIONS PAYABLE (Note 7)	(4,414,932)	—

Total liabilities	(4,414,932)	—

NET ASSETS AVAILABLE FOR BENEFITS	$229,184,617	$188,444,771

See notes to financial statements.

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

ADDITIONS TO NET ASSETS:
Investment income:
Dividends	$1,141,954
Interest	1,651,326
Interest from participant loans	245,608
Net realized and unrealized appreciation in fair value of investments	33,027,558

Total investment gain	36,066,446

Contributions:
Contributions from participants	20,767,025
Contributions from employer—net of forfeitures	4,978,893

Total contributions	25,745,918

TOTAL ADDITIONS TO NET ASSETS	61,812,364

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	(16,630,870)
Fees paid by participants	(26,716)
Other deductions—excess contributions payable (Note 7)	(4,414,932)

TOTAL DEDUCTIONS FROM NET ASSETS	(21,072,518)

NET INCREASE	40,739,846
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	188,444,771

End of year	$229,184,617

See notes to financial statements.

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1.	DESCRIPTION OF THE PLAN

The following description of the Willis North America Inc. Financial Security Partnership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan sponsored by Willis North America Inc. (the “Company” or “Employer”), a subsidiary of Willis Group Limited and covers all eligible employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Full-time and part-time employees of the Company are eligible to participate in the Plan after thirty days of service (three months of service prior to September 1, 2003). Participants may contribute between 1% and 99% of their eligible compensation as a pre-tax contribution, subject to Internal Revenue Service (“IRS”) limits. After participants have completed one year of service, Employer’s contributions are made on a full matching basis up to 3% of the employee’s annual eligible compensation. The Employer’s matching contributions are limited to $3,000. Effective for the 2004 calendar year only, the Employer’s matching contribution shall not be made for a participant whose annual compensation exceeds $100,000. Annual compensation shall mean the participant’s base pay plus commissions, production incentives and Annual Incentive Plan bonuses received during the 2003 calendar year. Temporary employees are eligible for Employer matching upon completion of 1,000 hours of service in their first year of employment or any Plan year following their first year of employment. All Company matching deposits are invested solely in the Willis Stock Fund and credited to the Stock-Based Company Matching Deposit Account.

Participant Accounts—Each participant’s account is credited with the participant’s contributions and allocations of (a) the Employer’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations of earnings are made daily.

At December 31, 2003, participant contributions may be invested in any combination of the following:

MetLife Guaranteed Fixed Income Fund
MetLife Stock Market Index Guarantee Account
Harris Associates—Oakmark Fund
Loomis Sayles Small Cap Value Fund
Templeton Foreign Fund
Harris Associates—Oakmark Select Fund
Janus Fund
Baron Asset Fund
Baron Growth Fund
PIMCO Total Return Bond Fund
PIMCO High Yield Bond Fund
Willis Stock Fund

In addition, participants have the option of transferring amounts from the above funds into a self-directed brokerage account. The MetLife Guaranteed Fixed Income Fund is invested in group annuity insurance contracts (“GAIC”) with Metropolitan Life Insurance Company (“MLIC”).

Payment of Benefits—Participants are eligible for distributions upon retirement, disability, termination of service, or death. Special provisions allow for earlier distributions of participants’ contributions and earnings thereon, and vested Employer contributions and earnings thereon, as hardship withdrawals, subject to certain IRS regulations. Upon receiving a hardship withdrawal, a participant’s contributions to the Plan will automatically be suspended for a period of six months. Distributions of accounts are made in lump-sum amounts. Benefit payments requested but not yet paid totaled $0 and $23,311 at December 31, 2003 and 2002, respectively.

Vesting—A participant’s contributions and earnings thereon are immediately fully vested. Employer contributions and earnings thereon partially vest after two years of service. Employer contributions and earnings thereon fully vest after five years of service with the Company, or a predecessor company, or as soon as the employee reaches the age of 65, dies or becomes disabled, whichever occurs first.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5% to 10.5%, which are commensurate with prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Forfeitures—Terminating participants forfeit all nonvested Employer contributions. The forfeitures are used to offset future Employer contributions. Forfeited nonvested accounts totaled $258,549 and $269,833 at December 31, 2003 and 2002, respectively.

Plan Termination—Although the Company has not expressed any intent to terminate the Plan, it may cease making contributions or terminate the Plan, at any time, subject to the provisions of ERISA. Upon termination of the Plan, partial termination or complete discontinuance of the Employer’s contributions to the Plan, the balance in each participant’s or retired participant’s accounts becomes nonforfeitable and each participant, retired participant, or beneficiary is entitled to receive any amounts then credited to his/her accounts in the trust fund, provided that the Company may elect to continue the trust and make payments therefrom, pursuant to the terms of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Valuation of Investments—The fair value of investments in securities and in mutual funds is based upon closing market quotations as of the last business day of the plan year. The investment in GAICs is reflected in the accompanying financial statements at the contract value reported to the Plan by MLIC at December 31, 2003 and 2002, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. The average cost method is used in determining the cost of investments sold.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits—Benefits are recorded when paid.

3.	INVESTMENTS

Amounts invested in the GAICs are commingled with the other investments of the general accounts of the MLIC. Interest is allocated based upon a contractual arrangement and is credited monthly. The crediting rate and average yield was 2.7% and 2.8% at December 31, 2003 and 2002, respectively.

Individual investments which represent greater than 5% of the Plan’s net assets are as follows:

	As of December 31, 2003:
	MetLife Guaranteed Fixed Income Fund	$57,434,527
	MetLife Stock Market Index Guarantee Account	45,475,649
	Harris Associates—Oakmark Fund	23,539,531
*	Willis Stock Fund	27,656,746
	As of December 31, 2002:
	MetLife Guaranteed Fixed Income Fund	$58,649,064
	MetLife Stock Market Index Guarantee Account	36,103,924
	Harris Associates—Oakmark Fund	18,311,202
	PIMCO Total Return Bond Fund	11,077,093
*	Willis Stock Fund	17,170,238

*     Includes nonparticipant directed amount of $12,656,097 and $6,349,566 at December 31, 2003 and 2002, respectively.

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $33,027,558 as follows:

Mutual funds	$25,602,162
Common stock	7,407,089
Corporate bonds	5,896
U.S. government securities	12,411

$33,027,558

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets as of December 31, 2003 and 2002 and the significant components of the changes in net assets for the year ended December 31, 2003 relating to the nonparticipant-directed investments is as follows:

	2003	2002
Net assets—
Investments—at fair value	$12,656,097	$6,349,566

Changes in net assets:
Contributions from Employer—net of forfeitures	$4,978,893
Net realized and unrealized appreciation in fair value of investments	2,012,306
Benefits paid to participants	(681,567)
Fees paid by participants	(3,101)

	$6,306,531

5.	INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated October 30, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Transactions with parties-in-interest include contributions from the Company and various funds managed by MLIC, the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative expenses of the Plan not borne by participants are paid by the Company. The Company paid no such expenses in 2003.

7.	VOLUNTARY CORRECTION PROGRAM

On March 29, 2004, the Company received a compliance statement from the Internal Revenue Service under the Voluntary Correction Program (“VCP”). The compliance statement was obtained with respect to an operational oversight regarding the Plan years 1992 through 1999, whereby benefits from the Plan and Willis North America Inc. Pension Plan exceeded the combined plans’ limits under Internal Revenue Code (“IRC”) Section 415(e). Consistent with common practice, compliance testing was performed during this period; however, the additional level of testing required by IRC Section 415(e) was not performed for all employees from 1992 through 1999. IRC Section 415(e) has since been repealed therefore the same failures cannot reoccur.

As a result of the operational oversight, the Plan has recorded a liability in the amount of $4,414,932, which will be paid to participants in 2004. In addition, the Plan will transfer $1,478,083 of 1992-1999 employer contributions from participants’ accounts to a forfeitures account. These forfeitures will be used to offset future employer contributions.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits in the financial statements to the Form 5500 for the 2003 plan year:

Net assets available for benefits per the financial statements	$229,184,617
Excess contributions payable	4,414,932
Other liabilities	(10)

Net assets available for benefits per the Form 5500	$233,599,539

* * * * * *

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

		Description of investment including
	Identity of issue, borrower, lessor or	maturity date, rate of interest, collateral,			Current
	similar party	par, or maturity value	Cost		value
*	MetLife Guaranteed Fixed Income Fund	Group Annuity Insurance Contracts	$		$57,434,527
*	MetLife Stock Market Index Guarantee Account	Mutual Fund			45,475,649
	Harris Associates—Oakmark Fund	Mutual Fund			23,539,531
	Loomis Sayles Small Cap Value Fund	Mutual Fund			11,111,227
	Templeton Foreign Fund	Mutual Fund			6,888,926
	Harris Associates- Oakmark Select Fund	Mutual Fund			11,424,343
	Janus Fund	Mutual Fund			11,246,369
	Baron Asset Fund	Mutual Fund			2,771,194
	Baron Growth Fund	Mutual Fund			4,247,701
	PIMCO Total Return Bond Fund	Mutual Fund			11,175,582
	PIMCO High Yield Bond Fund	Mutual Fund			1,861,733
*	Willis Stock Fund—participant directed	Mutual Fund			15,000,649
*	Willis Stock Fund—nonparticipant directed	Mutual Fund		10,619,199	12,656,097
	Aberdeen Asia Pac Income	Mutual Fund			31,921
	Aim Aggressive Growth Fund CL A	Mutual Fund			20,255
	Aim Basic Value Fund CL A	Mutual Fund			21,231
	Aim Constellation Fund	Mutual Fund			15,755
	Aim Large Cap Basic Value CL I	Mutual Fund			9,473
	Aim Weingarten Fund CL A	Mutual Fund			10,826
	Allianceber Small Cap Value Fund CL A	Mutual Fund			27,727
	Amcent Twentieth Century Growth Fund	Mutual Fund			6,789
	American Century Government Bond Fund	Mutual Fund			36,347
	American Century International Growth Investment	Mutual Fund			9,130
	American Century Small Cap Value Fund	Mutual Fund			6,110
	American Century Twentieth Century Vista Fund	Mutual Fund			7,790
	American Land Lease Inc.	Mutual Fund			9,975
	Artisan International Fund	Mutual Fund			9,030
	Baron Asset Fund	Mutual Fund			51,097
	Black Oak Emerging Technology	Mutual Fund			6,243
	Brandywine Fund	Mutual Fund			22,365
	Bridgeway Ultra-Small Co Market Fund	Mutual Fund			6,844
	Calamos Growth & Income Fund CL A	Mutual Fund			16,270
	Calamos Growth Fund CL A	Mutual Fund			40,524
	California Nasdaq-100 Index Fund	Mutual Fund			617
	CGM Focus Fund	Mutual Fund			18,447
	CGM Realty Fund	Mutual Fund			8,731
	Clipper Fund	Mutual Fund			4,140
	Columbia Real Estate Equity Fund CL Z	Mutual Fund			32,440
	Commercial Net Lease Realty Inc	Mutual Fund			12,816
	Communications Focus Fund	Mutual Fund			1,845
	Cooke & Bieler Mid Cap Equity Fund	Mutual Fund			6,572
	CR Suisse Japan Gowth Fund	Mutual Fund			1,411
	Credit Suisse Global Post-Venture	Mutual Fund			12,452
	Davis New York Venture Fund Class A	Mutual Fund			76,456
	Devl Diversified Realty	Mutual Fund			5,203
	DFA Five-Year Global Fixed Inc Port	Mutual Fund			11,806
	DFA Real-Estate Securities Portfolio	Mutual Fund			27,170
	DFA Two-Year Global Fixed Income	Mutual Fund			15,844
	DFA US Large Cap Value Portfolio	Mutual Fund			14,288
	DFA US Large Co Portfolio	Mutual Fund			15,647
	DFA US Micro Cap Portfolio Fund	Mutual Fund			5,714
	DFA US Small Cap Value Portfolio	Mutual Fund			11,277
	Dodge & Cox Balanced Fund	Mutual Fund			1,309
	Dodge & Cox Income Fund	Mutual Fund			25,385
	Dodge & Cox Stock Fund	Mutual Fund			58,378
	Deyfus Preimer New Leaders Fund CL A	Mutual Fund			25,132
	Dreyfus Small Co Value Fund	Mutual Fund			33,185
	Eaton Vance Trad Worldwide Health SC	Mutual Fund			27,450

(Continued)

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

	Description of investment including
Identity of issue, borrower, lessor or	maturity date, rate of interest, collateral,		Current
similar party	par, or maturity value	Cost	value
Evergreen Health Care Fund	Mutual Fund		$28,909
Excelsior Energy & Natural Resources	Mutual Fund		2,399
Excelsior Value & Restructuring Fund	Mutual Fund		23,548
FBR American Gas Index Fund	Mutual Fund		8,187
FBR Small Cap Growth Value Fund	Mutual Fund		5,863
Federated Short-term Income Fund Inst.	Mutual Fund		4,580
Fidelity Fund	Mutual Fund		6,670
Fidelity Growth Company Nav	Mutual Fund		12,632
Fidelity Low Priced Stock 3% Load	Mutual Fund		37,017
Fidelity Mid Cap Stock Fund	Mutual Fund		14,437
Fidelity Select Developing Comm	Mutual Fund		917
Fidelity Select Electrs Portfolio	Mutual Fund		53,439
Fidelity Select Health Care	Mutual Fund		5,369
Fidelity Select Software & Computer	Mutual Fund		24,458
Fidelity Select Telecommunications	Mutual Fund		924
Fidelity Select Computers	Mutual Fund		14,486
Fidelity Select Technology	Mutual Fund		58,801
Fidelity Utilities Fund Nav	Mutual Fund		21,590
First American Small Cap Growth Fund	Mutual Fund		2,627
First American Technology Fund	Mutual Fund		197
First Eagle Global Fund	Mutual Fund		13,740
First Source Monogram Special Equity	Mutual Fund		10,350
Firsthand E-Commerce Fund	Mutual Fund		24,447
Firsthand Tech Innovators Fund	Mutual Fund		3,846
Firsthand Tech Leaders Fund	Mutual Fund		561
Firsthand Technology Value Fund	Mutual Fund		25,901
Gabelli Global Growth Fund	Mutual Fund		1,979
Gabelli Growth Fund	Mutual Fund		11,633
Gateway Fund	Mutual Fund		137,304
Health Care Focus Fund	Mutual Fund		4,827
Heartland Taxable Short	Mutual Fund		34,344
Icon Information Technology Fund Class A	Mutual Fund		4,766
ING Emerging Countries Fund Class A	Mutual Fund		8,241
Inst’l Select S&P500 Index	Mutual Fund		2,797
Internet Fund	Mutual Fund		10,712
Invesco Technology Fund	Mutual Fund		13,096
Investo Value Trust Total Return	Mutual Fund		16,319
Investment Co of America	Mutual Fund		1,067
Istar Financial Inc	Mutual Fund		4,570
JF China Region Fund Inc	Mutual Fund		18,080
Janus Balanced Fund	Mutual Fund		14,508
Janus Core Equity Fund	Mutual Fund		8,711
Janus Enterprise Fund	Mutual Fund		1,447
Janus Fund	Mutual Fund		32,465
Janus Global Life Science Fund	Mutual Fund		5,885
Janus Global Technology Fund	Mutual Fund		6,393
Janus Growth & Income Fund	Mutual Fund		46,672
Janus Mercury Fund	Mutual Fund		46,746
Janus Mid Cap Value Inv Shares	Mutual Fund		2,666
Janus Olympus Fund	Mutual Fund		17,566
Janus Orion Fund	Mutual Fund		1,904
Janus Overseas Fund	Mutual Fund		22,727
Janus Special Equity Fund	Mutual Fund		11,047
Janus Twenty Fund	Mutual Fund		12,714
Janus Worldwide Fund	Mutual Fund		24,424
Jensen Portfolio Inc	Mutual Fund		95,878
Lexington Corporate Pptys Tr	Mutual Fund		2,019
Lindner Growth & Income Fund	Mutual Fund		5,583
Loomis Sayles Bond Fund	Mutual Fund		20,627

(Continued)

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

	Description of investment including
Identity of issue, borrower, lessor or	maturity date, rate of interest, collateral,		Current
similar party	par, or maturity value	Cost	value
Managers Value Fund	Mutual Fund		$54,655
Navellier Aggressive Growth Portfolio	Mutual Fund		8,505
New Perspective Fund	Mutual Fund		1,162
Oakmark Equity Income Fund	Mutual Fund		2,026
Oakmark Fund	Mutual Fund		30,292
Oakmark Global Fund Class I	Mutual Fund		12,830
Oakmark Select Fund	Mutual Fund		41,220
Parnassus Equity Income Fund	Mutual Fund		13,663
Payden Growth & Income Class R	Mutual Fund		26,897
PBHG Emerging Growth Fund	Mutual Fund		5,625
PBHG Growth Fund	Mutual Fund		876
PBHG Large Cap Growth Fund	Mutual Fund		10,927
PBHG Large Cap 20 Fund	Mutual Fund		1,996
PBHG Select Equity Fund	Mutual Fund		3,549
PBHG Technology & Communications Fund	Mutual Fund		11,546
PIMCO Corporate Oppty Fund	Mutual Fund		2,120
PIMCO Emerging Markets Bond Fund Class D	Mutual Fund		4,664
PIMCO Low-Duration Fund Instl Class	Mutual Fund		8,056
PIMCO Pea Innovation Fund Cl D	Mutual Fund		20,021
PIMCO Pea Renaissance Fund Cl D	Mutual Fund		24,352
PIMCO RCM Biotechnology Class D	Mutual Fund		10,715
PIMCO RCM Global Tech Class D	Mutual Fund		6,657
PIMCO Real Return Fund Cl D	Mutual Fund		17,946
Pin Oak Aggressive Stock	Mutual Fund		2,539
Pioneer High Yield Fund Class A	Mutual Fund		2,510
Primewest Energy Tr New	Mutual Fund		1,191
Profunds Ultra OTC Fund	Mutual Fund		3,699
Putnam Growth & Income Class A	Mutual Fund		7,789
Rainier Small Mid Cap Equity Portfolio	Mutual Fund		7,435
RCM Global Healthcare Cl D	Mutual Fund		16,649
Red Oak Technology	Mutual Fund		260
Royce Fund Premier Series	Mutual Fund		37,262
Royce Low Priced Stock Fund	Mutual Fund		15,835
Royce Micro Cap	Mutual Fund		5,630
Royce Special Equity Fund	Mutual Fund		6,586
Royce Total Return Fund	Mutual Fund		10,475
RS Diversified Growth Fund	Mutual Fund		16,563
RS Emerging Growth Fund	Mutual Fund		20,372
RS Partners Fund	Mutual Fund		6,513
Rydex Biotechnology Fund	Mutual Fund		1,189
Rydex OTC Fund	Mutual Fund		65,621
Schwab S/T Bond Market Index Fund	Mutual Fund		27,956
Schwab 1000 Fund	Mutual Fund		20,622
Scudder Flag Investors Value Builder	Mutual Fund		83,169
Scudder Global Fund	Mutual Fund		14,472
Scudder Greater Europe	Mutual Fund		11,196
Scudder Growth & Income Fund	Mutual Fund		9,565
Scudder Micro Cap Investment Fund	Mutual Fund		13,830
Scudder Small Cap Investment Fund	Mutual Fund		11,894
Selected American Shares	Mutual Fund		16,641
Strong Government Securities Fund	Mutual Fund		5,557
Strong Growth Fund	Mutual Fund		18,917
Strong High Yield Bond Fund	Mutual Fund		5,816
Strong Overseas Fund	Mutual Fund		4,778
Strong Technology 100 Fund	Mutual Fund		444
T Rowe Price Capital Appreciation Fund	Mutual Fund		23,147
T Rowe Price Equity Income Fund	Mutual Fund		32,789
T Rowe Price Growth Stock Fund	Mutual Fund		11,082
T Rowe Price International European Stock Fund	Mutual Fund		1,861
T Rowe Price Mid-Capital Growth Fund	Mutual Fund		39,138
T Rowe Price New Income Fund	Mutual Fund		15,012
T Rowe Price Small Cap Stock Fund	Mutual Fund		11,585

(Continued)

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

	Description of investment including
Identity of issue, borrower, lessor or	maturity date, rate of interest, collateral,		Current
similar party	par, or maturity value	Cost	value
T Rowe Price Small-Capital Value Fund	Mutual Fund		$15,691
Technology Focus Fund	Mutual Fund		2,295
Templeton Emerging Market Fund	Mutual Fund		19,467
Templeton Foreign Fund	Mutual Fund		8,444
Templeton Global Income Fund Inc	Mutual Fund		40,673
Templeton World Fund Class A	Mutual Fund		28,027
Third Ave Real Estate Value Fund	Mutual Fund		16,628
Torray Fund	Mutual Fund		18,357
Turner Midcap Growth Fund Class 1	Mutual Fund		3,190
Tweedy Browne Global Value Fund	Mutual Fund		511
Van Wagoner Mid-Cap Fund	Mutual Fund		1,315
Van Wagoner Post Venture Fund	Mutual Fund		1,758
Vanguard Conv Secs Fund	Mutual Fund		43,305
Vanguard Energy Fund	Mutual Fund		30,026
Vanguard GNMA Fund Investor SHS	Mutual Fund		60,311
Vanguard Growth & Income	Mutual Fund		14,142
Vanguard Growth Index Fund	Mutual Fund		55,015
Vanguard Health Care Fund	Mutual Fund		22,575
Vanguard International Growth Portfolio	Mutual Fund		1,994
Vanguard Long-Term Corporate Fund	Mutual Fund		79
Vanguard Total International Stock Index Fund	Mutual Fund		2,864
Vanguard US Growth Fund	Mutual Fund		17,984
Vanguard Wellington Fund	Mutual Fund		6,320
Vanguard 500 Index Fund Investor SHS	Mutual Fund		122,042
Weitz Value Portfolio	Mutual Fund		32,540
Wells Fargo Fds Tr for Future Issues	Mutual Fund		2,432
Wells Fargo International Equity	Mutual Fund		667
Wells Fargo Large Co Growth Fund Class A	Mutual Fund		22,390
White Oak Growth Stock	Mutual Fund		130,141
Wilshire Lg Co Growth—Investment	Mutual Fund		10,720
Wireless Fund	Mutual Fund		233
Schwab Money Market Fund	Money Market		2,465,090
A O N Corporation	103 shares of common stock		2,474
AT&T Wireless Services	484 shares of common stock		3,867
Aastrom Biosciences Inc	1,080 shares of common stock		1,415
Abbott Laboratories	275 shares of common stock		12,815
Abercrombie & Fitch Class A	600 shares of common stock		14,826
Abiomed Inc	43 shares of common stock		297
ADV Fibre Communication Inc	700 shares of common stock		14,105
Advanced Digital Info Cp	155 shares of common stock		2,170
Aegis Assessments Inc.	475 shares of common stock		1,900
Affymetrix Inc.	100 shares of common stock		2,461
Agere Systems Inc Class A	41 shares of common stock		125
Agere Systems Inc Class B	1,315 shares of common stock		3,814
Air Prods & Chems Inc	204 shares of common stock		10,798
Allied Cap Corp New	89 shares of common stock		2,478
Allied Defense Group Inc.	200 shares of common stock		4,782
Allstate Corp	130 shares of common stock		5,603
Alterra Healthcare Corp	745 shares of common stock		—
Amazon Com Inc	1,095 shares of common stock		57,641
Amer West Hldg Cp Class B	300 shares of common stock		3,720
American Express Co	31 shares of common stock		1,491
American International Group	3,913 shares of common stock		259,344
American Skiing Corp	1,830 shares of common stock		201
Ameriresource Tech New	30 shares of common stock		—

(Continued)

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

	Description of investment including
Identity of issue, borrower, lessor or	maturity date, rate of interest, collateral,		Current
similar party	par, or maturity value	Cost	value
Amern Pwr Conversion Cp	200 shares of common stock		$4,890
Amgen Incorporated	192 shares of common stock		11,866
AMR Corp Del	3,075 shares of common stock		39,821
Amsouth Bancorporation	250 shares of common stock		6,125
Analog Devices	200 shares of common stock		9,130
Anheuser Busch Co Inc	51 shares of common stock		2,688
Annaly Mtg Mgmt Inc.	1,017 shares of common stock		18,715
Antigenics Inc Del	300 shares of common stock		3,396
Apache Corp	200 shares of common stock		16,220
Apple Computer Inc	100 shares of common stock		2,137
Applied Digital Solutions	3,000 shares of common stock		1,410
Applied Materials Inc	1,954 shares of common stock		43,867
Aradigm Corp	900 shares of common stock		1,539
Arch Cap Group Ltd New F	250 shares of common stock		9,965
Archer Daniels Midland Co	30 shares of common stock		456
Arm Holdings PLC	100 shares of common stock		690
Armor Holdings Inc	200 shares of common stock		5,262
ASA Ltd	500 shares of common stock		22,750
Ascential Software New	250 shares of common stock		6,483
Astec Inds Inc	25 shares of common stock		307
AT&T Corp New	1,229 shares of common stock		24,943
Atmel Corp	2,000 shares of common stock		12,020
Aucxis Corp	200 shares of common stock		1
Audiovox Cp Class A	100 shares of common stock		1,284
Avaya Inc	119 shares of common stock		1,540
Avon Robber PLC ORD	1,000 shares of common stock		4,073
BMC Software Inc.	600 shares of common stock		11,190
Bank of America Corp.	52 shares of common stock		4,185
Barnesandnoble.com Inc Class A	1,500 shares of common stock		4,425
Bayer AG Sponsored ADR	350 shares of common stock		10,294
Bea Systems Inc	50 shares of common stock		615
BellSouth Corp	1,450 shares of common stock		41,035
Bentley Pharmaceuticals Inc	100 shares of common stock		1,330
Berkley W R Corp	229 shares of common stock		7,991
Berkshire Hathaway Class B	27 shares of common stock		76,005
Biomet	1,000 shares of common stock		36,410
Biomira Inc	100 shares of common stock		148
Biopure Corporation Class A	500 shares of common stock		1,190
Bisys Group Inc.	200 shares of common stock		2,976
BJ’s Wholesale Club Inc.	50 shares of common stock		1,148
Boots & Coots/International New	1,500 shares of common stock		1,890
Bottomline Tech Inc	200 shares of common stock		1,800
Bristol-Myers Squibb Co	280 shares of common stock		8,008
Broadvision Inc New	6 shares of common stock		26
Brooks Automation New	31 shares of common stock		749
Bruker Biosciences Corp	600 shares of common stock		2,730
CMGI Inc	4,962 shares of common stock		8,832
Cal Maine Foods Inc. New	91 shares of common stock		3,341
Callon Pete Co Del	400 shares of common stock		4,148
Cardiodynamics International Corp	125 shares of common stock		746
Carrier Access Corp	400 shares of common stock		5,008
Caterpillar Inc	100 shares of common stock		8,302
Celeris Corporation Nxxx	2,000 shares of common stock		—
Celestica Inc	1,570 shares of common stock		23,660
Cell GeneSystems Inc	1,650 shares of common stock		21,351
Central Pkg Corp	25 shares of common stock		374
Cephalon Inc.	50 shares of common stock		2,421
Cerner Corporation	100 shares of common stock		3,785
Chattem Inc	1,600 shares of common stock		28,640
Check PT Software Tech F	100 shares of common stock		1,682

(Continued)

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

	Description of investment including
Identity of issue, borrower, lessor or	maturity date, rate of interest, collateral,		Current
similar party	par, or maturity value	Cost	value
Chevrontexaco Corp	53 shares of common stock		$4,538
China Life Ins Co Adr	50 shares of common stock		1,649
Chromavision Med Systems Inc	150 shares of common stock		479
Chubb Corp	.5 shares of common stock		32
Ciena Corp	1,100 shares of common stock		7,304
Cinergy Corp	1,000 shares of common stock		38,810
Cirrus Logic	250 shares of common stock		1,918
Cisco Systems Inc	12,375 shares of common stock		300,589
Citigroup Inc	1,850 shares of common stock		89,798
Citrix Systems	1,074 shares of common stock		22,780
Coca Cola Company	557 shares of common stock		28,269
Coeur D Alene Mines Cp	2,000 shares of common stock		11,560
Cognizant Tech Sol Class A	737 shares of common stock		33,637
Comcast Corp New Class A	366 shares of common stock		12,030
Comdisco Holding Co RTS	450 shares of common stock		243
Communication Intelligence Corp New	100 shares of common stock		37
Computer Assoc International Inc	100 shares of common stock		2,734
Computized Thermal Imaging	2,100 shares of common stock		546
Conagra Foods Inc	10 shares of common stock		264
Conexant Systems Inc	100 shares of common stock		497
Copper Mtn Networks New	40 shares of common stock		431
Cornerstone Internet Solutions Co	2,230 shares of common stock		2
Corning Inc	1,228 shares of common stock		12,810
Corvis Corp	1,100 shares of common stock		1,870
Cost Plus Inc California	1,000 shares of common stock		41,000
Costco Whsl Corp New	100 shares of common stock		3,718
Covad Cummun Group Inc	6,225 shares of common stock		22,410
CV Therapeutics Inc.	100 shares of common stock		1,466
D R Horton Inc	200 shares of common stock		8,652
Danka Business Systems	2,000 shares of common stock		8,800
Datakey Inc	1,200 shares of common stock		828
Dauphin Technology Inc	750 shares of common stock		38
Dell Inc	6,222 shares of common stock		211,299
Deltathree Com	200 shares of common stock		584
Digene Corp	150 shares of common stock		6,015
Disney Walt Hldg Co	744 shares of common stock		17,362
Display Technologies Inc	5,000 shares of common stock		5
Dollar Gen Corp	1,049 shares of common stock		22,009
Dow Chem Co	407 shares of common stock		16,934
Drugstore.com Inc	1,700 shares of common stock		9,367
DTE Energy Co	236 shares of common stock		9,289
Duke Energy Corporation	1,394 shares of common stock		28,513
Dyax Corp	300 shares of common stock		2,466
Dycom Industries Inc	662 shares of common stock		17,755
E Digital Corp	5,000 shares of common stock		2,575
EMC Corp Mass	5,559 shares of common stock		71,822
E-Trade Financial Corp	7,100 shares of common stock		89,815
Eastman Kodak Company	100 shares of common stock		2,567
Ebay Inc	1,876 shares of common stock		121,171
Echelon Corp	2,620 shares of common stock		29,187
Electroglas	400 shares of common stock		1,460
Electronic Data Systems Corp	730 shares of common stock		17,914
Encana Corporation	400 shares of common stock		15,776
Energy Conv Devices Inc	200 shares of common stock		1,806
Engineered Support Systems	714 shares of common stock		39,313
Enron Corp	1,400 shares of common stock		39
EnteraSys Networks Inc	200 shares of common stock		750
Equinix Inc New	37 shares of common stock		1,043
Ericsson Tel Adr B New	430 shares of common stock		7,611
Everest Re Group Ltd	50 shares of common stock		4,230

(Continued)

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

	Description of investment including
Identity of issue, borrower, lessor or	maturity date, rate of interest, collateral,		Current
similar party	par, or maturity value	Cost	value
Extreme Networks Inc	600 shares of common stock		$4,326
Exxon Mobil Corporation	636 shares of common stock		26,077
E4L Inc	345 shares of common stock		—
Fannie Mae	100 shares of common stock		7,506
Far East Energy Corp	20,000 shares of common stock		65,600
First Data Corporation	50 shares of common stock		2,062
First Health Group Corp	900 shares of common stock		17,514
First Virtual Commun New	125 shares of common stock		275
Flextronics International Ltd	400 shares of common stock		5,936
Ford Motor Company New	307 shares of common stock		4,912
Forest Oil Corp New	200 shares of common stock		5,714
Fountain Pwr Boat Inds Inc	2,000 shares of common stock		6,620
Freemarkets Inc	100 shares of common stock		669
Futurelink Corp New	232 shares of common stock		—
GSI Lumonics Inc	500 shares of common stock		5,885
Gallagher Arthur J & Co	909 shares of common stock		29,537
Gap Inc	225 shares of common stock		5,222
Gateway Inc	2,500 shares of common stock		11,500
Gemstar TV Guide International	300 shares of common stock		1,515
Genelabs Technologies Inc	400 shares of common stock		1,120
General Dynamics Corp	250 shares of common stock		22,598
General Electric Company	6,038 shares of common stock		187,059
General Magic Inc New	311 shares of common stock		—
General Motors Corp	160 shares of common stock		8,544
Genta Inc New	400 shares of common stock		4,164
Gillette Co	228 shares of common stock		8,357
Globalstar Telecom Ord	50 shares of common stock		1
Goldcorp Inc New	3,000 shares of common stock		47,850
Golden Star Res Ltd CDA	2,000 shares of common stock		13,940
Goodys Family Clothing	10 shares of common stock		94
Granite Constr Inc	225 shares of common stock		5,285
Great Plains Energy Inc.	33 shares of common stock		1,050
Grey Wolf Inc	500 shares of common stock		1,870
Gric Communications Inc	35 shares of common stock		189
Halliburton Co Hldg Co	213 shares of common stock		5,530
Harley Davidson	400 shares of common stock		19,012
Harman International Inds Inc New	624 shares of common stock		46,164
Harmonic Inc	2,000 shares of common stock		14,500
Harris & Harris	1,000 shares of common stock		11,530
Healthsouth Rehabilitation Corp	20,000 shares of common stock		91,800
Healthtrac Inc	400 shares of common stock		10
Heidrick & Struggles International Inc	300 shares of common stock		6,540
Hershey Foods Corp	11 shares of common stock		824
Hewlett-Packard Company	630 shares of common stock		14,465
Hilb Rogal & Hamilton Co	100 shares of common stock		3,207
Hologic	200 shares of common stock		3,466
Home Depot Inc	1,372 shares of common stock		48,694
House2Home Inc	2,250 shares of common stock		—
Human Genome Sciences	50 shares of common stock		663
ITC Deltacom Inc New	17 shares of common stock		103
Identix Inc	1,000 shares of common stock		4,450
IDT Corp Class B	100 shares of common stock		2,313
IDT Corporation	100 shares of common stock		2,215
Imaging Diagnostic Systems	21,000 shares of common stock		21,420
Imaging Tech Corp New	75 shares of common stock		1
Immune Response Corp New	59 shares of common stock		89
Inacom Corp	600 shares of common stock		—
Indus International Inc	1,000 shares of common stock		3,000
Info Architects CP New	168 shares of common stock		12
Infospace Inc New	110 shares of common stock		2,536

(Continued)

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

	Description of investment including
Identity of issue, borrower, lessor or	maturity date, rate of interest, collateral,		Current
similar party	par, or maturity value	Cost	value
Inkine Pharm Inc	170 shares of common stock		$821
Intel Corp	8,790 shares of common stock		283,037
Interactive Corp	200 shares of common stock		6,786
Interdigital Comm Corp	300 shares of common stock		6,192
Interiors Inc Class A	25,709 shares of common stock		3
Internet Capital Group	15 shares of common stock		5
Interpharm Holdings Inc	1,000 shares of common stock		4,700
Interwoven Inc New	25 shares of common stock		316
Int’l Business Machines	2,423 shares of common stock		224,538
Int’l Game Technology	100 shares of common stock		3,570
Int’l Shipholding Corp	1,800 shares of common stock		26,550
Intrawest Corp New	1,000 shares of common stock		18,490
Iomega Corp New	120 shares of common stock		718
Isco International Inc	51,770 shares of common stock		28,474
Isis Pharmaceuticals	600 shares of common stock		3,900
Ispat Int’l N VCL A-NY SH	500 shares of common stock		4,435
J P Morgan Chase & Co	267 shares of common stock		9,800
JDS Uniphase Corporation	6,273 shares of common stock		22,896
Jetblue Airways Corp	300 shares of common stock		7,956
Johnson & Johnson	866 shares of common stock		44,733
Jos A Bank Clothiers Inc	100 shares of common stock		3,469
Juniper Networks Inc	380 shares of common stock		7,098
Keyspan Corp	101 shares of common stock		3,733
King Pharmaceuticals Inc	200 shares of common stock		3,052
Kinross Gold Corp New	1,000 shares of common stock		7,990
Knight Trading Group	300 shares of common stock		4,392
Kraft Foods Inc	506 shares of common stock		16,312
Krispy Kreme Doughnuts Inc	420 shares of common stock		15,372
L-3 Comm Holdings Inc.	100 shares of common stock		5,136
Labor Ready Inc New	650 shares of common stock		8,515
Laboratory CP of America Hldg New	400 shares of common stock		14,780
Lehman Bros Hldgs Inc	50 shares of common stock		3,873
Level 3 Communications Inc	1,500 shares of common stock		8,550
Lifepoint Hospitals Inc	100 shares of common stock		2,945
Lilly Eli & Company	100 shares of common stock		7,033
Limited Inc	114 shares of common stock		2,063
Link Energy LLC	26 shares of common stock		176
Link Energy LLC 08 Wts	67 shares of common stock		154
Lowes Companies	225 shares of common stock		12,463
LSI Logic Corp	100 shares of common stock		887
Lucent Technologies Inc	12,358 shares of common stock		35,097
Luminex Corp Del	1,800 shares of common stock		16,884
Macromedia	25 shares of common stock		446
Marchfirst Inc	6,370 shares of common stock		2
Marsh & McLennan Cos Inc	1,059 shares of common stock		50,737
Martha Stewart Lvng Omni	100 shares of common stock		985
Matritech Inc	100 shares of common stock		189
Mattel Incorporated	205 shares of common stock		3,945
MBNA Corp	200 shares of common stock		4,970
McData Corporation Class A	89 shares of common stock		848
McDonalds Corp	1,438 shares of common stock		35,706
McGraw Hill Inc.	100 shares of common stock		6,992
Meadowbrook Ins Group	103 shares of common stock		436
Medcohealth Solutions	52 shares of common stock		1,767
Medifast Inc	100 shares of common stock		1,410
Medtronic Inc	41 shares of common stock		1,975
Merck & Co Inc	445 shares of common stock		20,552
Merrill Lynch & Co Inc	400 shares of common stock		23,460
Metricom Inc New	200 shares of common stock		2
Microage Inc	1,000 shares of common stock		—

(Continued)

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

	Description of investment including
Identity of issue, borrower, lessor or	maturity date, rate of interest, collateral,		Current
similar party	par, or maturity value	Cost	value
Micron Technology Inc	200 shares of common stock		$2,694
Microsoft Corp	9,261 shares of common stock		255,046
Microstrategy Inc A New	15 shares of common stock		787
Microvision Inc WA	1,000 shares of common stock		7,620
Milacron Inc	242 shares of common stock		1,009
Millennium Cell Inc	3,000 shares of common stock		6,990
Mindspeed Technology Inc	33 shares of common stock		226
Miracle Entertainment	6 shares of common stock		—
Molecular Devices Corp	50 shares of common stock		950
Monsanto Co New Del	1,000 shares of common stock		28,780
Motorola Incorporated	350 shares of common stock		4,925
Mphase Tech Inc	100 shares of common stock		40
Mylan Labs Inc	78 shares of common stock		1,970
NAM TAI Electrs Inc	220 shares of common stock		6,178
National City Corp	500 shares of common stock		16,970
National Scientific Corp	250 shares of common stock		38
Navigant Consulting Inc	2,513 shares of common stock		47,395
Neoforma Inc	2 shares of common stock		21
Neoware Systems Inc	1,500 shares of common stock		20,550
Netcurrents Information Svcs	2,000 shares of common stock		2
Network Appliance Inc	140 shares of common stock		2,874
Networks Associates Inc	10 shares of common stock		150
Net2phone Inc	1,000 shares of common stock		6,800
Newmil Bancorp Inc	500 shares of common stock		14,525
Newmont Mining Corp	1,001 shares of common stock		48,663
Nexen Inc	1,000 shares of common stock		36,110
Nexmed Inc	300 shares of common stock		1,197
Nextel Communications A	1,150 shares of common stock		32,269
Nissan Motor Ltd Sponsored	22 shares of common stock		494
Nokia Corp Spon ADR	2,511 shares of common stock		42,687
Nortel Networks CP New F	1,390 shares of common stock		5,880
North Amern Datacom Inc	1,000 shares of common stock		—
Northpoint Commun Hldgs	1,800 shares of common stock		1
Novartis AG	100 shares of common stock		4,589
Novell Inc	1,000 shares of common stock		10,520
Oakwood Homes Corp New	200 shares of common stock		24
Oceaneering Int’l Inc	75 shares of common stock		2,100
Old Rep Int’l Corp	300 shares of common stock		7,608
Online Res & Comm Corp	20,000 shares of common stock		132,180
Oracle Corporation	5,225 shares of common stock		68,970
Oxford Health Plans Inc	200 shares of common stock		8,700
Oxus Gold Plc Wef Ord	200,000 shares of common stock		290,900
PDC Innovation Inds	2,000 shares of common stock		6
PAC Aerospace & Elec New	35 shares of common stock		4
Pacific Continental Corp	8,300 shares of common stock		131,879
Palmone Inc	76 shares of common stock		893
Palmsource Inc	21 shares of common stock		458
Paradyne Networks Inc	50 shares of common stock		172
Parametric Technology CP	3,000 shares of common stock		11,820
Park Pl Entmt CP	100 shares of common stock		1,083
Patina Oil & Gas Corp	917 shares of common stock		44,924
Paychex Inc	201 shares of common stock		7,491
Payless Cashways Inc New	2,000 shares of common stock		1
PCCW Limited New Ord	180 shares of common stock		117
Pegasus Sys Inc	200 shares of common stock		2,094
Peoplesoft Inc XXX	100 shares of common stock		2,280
Pepsi Bottling Group Inc	24 shares of common stock		583
Pepsico Inc	147 shares of common stock		6,831
Peregrine Pharmaceutical Inc	100 shares of common stock		221
Peregrine Systems Inc	45 shares of common stock		21

(Continued)

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

	Description of investment including
Identity of issue, borrower, lessor or	maturity date, rate of interest, collateral,		Current
similar party	par, or maturity value	Cost	value
Pfizer Incorporated	4,349 shares of common stock		$153,644
Placer Dome Inc	1,000 shares of common stock		17,910
Platinum Underwriters	630 shares of common stock		18,900
Plug Power Inc	1,125 shares of common stock		8,156
Polycom	1,800 shares of common stock		35,136
Portal Software Inc New	800 shares of common stock		5,384
PPG Inds Inc	360 shares of common stock		23,067
Procter & Gamble Co	32 shares of common stock		3,216
Progress Energy Inc	605 shares of common stock		27,397
Proxim Corp	151 shares of common stock		252
Puget Energy Inc	635 shares of common stock		15,086
Puma Technology Inc	2,000 shares of common stock		7,960
Qualcomm Inc	403 shares of common stock		21,750
RLI Corp	204 shares of common stock		7,647
Rambus Inc Del	484 shares of common stock		14,859
Ramtron International Corp New	2,500 shares of common stock		6,550
Raytheon Company New	316 shares of common stock		9,479
Realnetworks Inc	100 shares of common stock		571
Redhat Inc	735 shares of common stock		13,796
Reliance Group Holdings Inc	34,200 shares of common stock		68
Republic Bancorp Inc	2,214 shares of common stock		29,866
RF Micro Devices Inc	200 shares of common stock		2,010
Rite Aid Corporation	135 shares of common stock		815
Riverstone Networks Inc	102 shares of common stock		113
Rockwell Collins Inc	9 shares of common stock		270
Rockwell International Corp New	9 shares of common stock		320
Rohm & Haas Co	40 shares of comon stock		1,708
Rowan Companies	720 shares of comon stock		16,682
Ryerson Tull Inc New	300 shares of comon stock		3,435
SBC Communications Inc	100 shares of comon stock		2,607
Safeguard Scientific Inc	1,000 shares of comon stock		4,040
Safeway	94 shares of comon stock		2,060
San Telmo Energy Corp	500 shares of comon stock		695
Sanguine Corp	4,000 shares of comon stock		300
Scansoft Inc	5,000 shares of comon stock		26,600
Schering Plough Corp	47 shares of comon stock		817
Schlumberger Ltd	360 shares of comon stock		19,711
Scientific Atlanta Inc	175 shares of comon stock		4,778
Scor ADR	40 shares of comon stock		70
Service Corp International	2,000 shares of comon stock		10,780
Seven Seas Pete New	2,000 shares of comon stock		14
Shaw Group Inc	1,200 shares of comon stock		16,344
Sheldahl Co	300 shares of comon stock		—
Siebel Systems Inc	310 shares of comon stock		4,300
Silicon Graphics	1,000 shares of comon stock		1,370
Silicon Storage Tech	1,360 shares of comon stock		14,960
Simtek Corp	5,500 shares of comon stock		6,600
Sirius Satellite Radio	7,575 shares of comon stock		23,937
Skyterra Communications Inc	3 shares of comon stock		5
SLM Corporation	200 shares of comon stock		7,536
Solectron Corp Del	1,500 shares of comon stock		8,865
Sonicblue Inc	700 shares of comon stock		1
Sony Corp ADR	100 shares of comon stock		3,467
Soundview Technology Grp New	370 shares of comon stock		5,731
Southern States Power Inc	2,000 shares of comon stock		4
Southwest Airlines Co	1,008 shares of comon stock		16,272
St. Joe Corporation	469 shares of comon stock		17,489
St Paul Cos Inc	13 shares of comon stock		509
Staples Inc	38 shares of comon stock		1,037
Starbucks Corp	250 shares of comon stock		8,265

(Continued)

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

	Description of investment including
Identity of issue, borrower, lessor or	maturity date, rate of interest, collateral,		Current
similar party	par, or maturity value	Cost	value
Steel Dynamics Inc	97 shares of comon stock		$2,279
Stewart Enterprises Class A	200 shares of comon stock		1,136
Storage Tech Corp	120 shares of comon stock		3,090
Sun MicroSystemstems Inc	16,297 shares of comon stock		73,174
SunTrust Banks Inc	200 shares of comon stock		14,300
Superconductor Tech	1,000 shares of comon stock		5,580
Surebeam Corp	600 shares of comon stock		144
Sykes Enterprises Inc	6,580 shares of comon stock		56,325
Symantec Corp	60 shares of comon stock		2,079
Symbol Technologies Inc	750 shares of comon stock		12,668
Syntel Inc	2,000 shares of comon stock		49,420
Syntroleum Corp	1,200 shares of comon stock		5,184
S1 Corporation	382 shares of comon stock		3,075
T J X Cos Inc	102 shares of comon stock		2,241
Taiwan Semiconductor Mfg Co ADR	211 shares of comon stock		2,161
Target Corporation	305 shares of comon stock		11,698
Teletech Holdings	1,000 shares of comon stock		11,300
Telular Corp	15,000 shares of comon stock		98,250
Texas Instruments Inc	281 shares of comon stock		8,253
The Charles Schwab Corp	300 shares of comon stock		3,552
Tianrong Bldg. Mat Hldgs	1,000 shares of common stock		—
Tidewater Inc/Citizen Certificates	500 shares of common stock		14,940
Time Warner Inc	5,219 shares of common stock		93,890
Tivo Inc	100 shares of common stock		740
TransAtlantic Holdings	21 shares of common stock		1,714
Transwitch Corp	300 shares of common stock		690
Travelers Property & Casualty	531 shares of common stock		8,910
Travelers Property & Casualty Class B	68 shares of common stock		1,154
TRC Cos Inc	810 shares of common stock		17,059
Trenwick Group Ltd	700 shares of common stock		18
Triad Hospitals Inc	10 shares of common stock		333
Tripath Imaging Inc	1,000 shares of common stock		7,800
Trustco Bank Corp	449 shares of common stock		5,904
Tyco International Ltd New	1947 shares of common stock		51,607
U S A Floral Products Inc	400 shares of common stock		1
UAL Corp	300 shares of common stock		487
Underground Sltns Inc	2,000 shares of common stock		640
Unicapital Corp	2,000 shares of common stock		2
Union Planters Corp	250 shares of common stock		7,873
Unit Corp	300 shares of common stock		7,065
United Parcel Service B	260 shares of common stock		19,356
United Technologies Corp	208 shares of common stock		19,747
Universal Display Corp	100 shares of common stock		1,367
Unova Inc	500 shares of common stock		11,475
Urban Outfitters Inc.	946 shares of common stock		35,049
US Bancorp Del New	100 shares of common stock		2,978
US Lec Corp Class A	2,100 shares of common stock		16,548
US Internetworking Inc	450 shares of common stock		—
Valero Energy Corp New	304 shares of common stock		14,089
Varian Med Systems	400 shares of common stock		27,640
Vaxgen Inc	100 shares of common stock		792
Verisign Inc	600 shares of common stock		9,780
Verizon Communications	112 shares of common stock		3,917
Vertex Pharmaceuticals	62 shares of common stock		634
Verticalnet Inc New	43 shares of common stock		51
Vesta Insurance Group	213 shares of common stock		819
Vialink Company	200 shares of common stock		13
VIE Financial Group Inc	3,000 shares of common stock		69
Viisage Technology Inc	75 shares of common stock		270
Vishay Intertechnology	400 shares of common stock		9,160
Visual Networks Inc	100 shares of common stock		224

(Continued)

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

	Description of investment including
Identity of issue, borrower, lessor or	maturity date, rate of interest, collateral,		Current
similar party	par, or maturity value	Cost	value
Wachovia Corp New	2,222 shares of common stock		$103,533
Wal-Mart Stores Inc	1,681 shares of common stock		89,202
Webmd Corp	85 shares of common stock		764
Wellpoint Health Networks New	88 shares of common stock		8,535
Wells Fargo & Co New	250 shares of common stock		14,723
Western Water Co	1,000 shares of common stock		95
Westpoint Stevens	201 shares of common stock		4
Wheaton River Min Ltd	4,000 shares of common stock		11,960
Williams Co Inc	1,079 shares of common stock		10,594
Willis Group Holdings	14,969 shares of common stock		509,994
Wincroft Inc	2,500 shares of common stock		275
Wireless Age Commun Inc	400 shares of common stock		992
Worldcom Inc	10,961 shares of common stock		145
Worldcom Inc - MCI Group	534 shares of common stock		26
Xerox Corp	200 shares of common stock		2,760
Xin Net Corp	1,000 shares of common stock		105
XM Satellite Radio Holdings	1,050 shares of common stock		27,678
Yahoo! Inc	24 shares of common stock		1,084
Zimmer Holdings Inc	18 shares of common stock		1,267
Zixit Corp	20 shares of common stock		174
1/10 Berkshire Hathaway Class A	10 shares of common stock		84,250
1st State Bancorp Inc	103 shares of common stock		2,928
24/7 Real Media Inc	250 shares of common stock		335
I Shares MSCI Japan IDX FDF	2,000 shares of stock		19,280
NASDAQ 100 shares	2,438 units of investment trusts		88,889
Spdr Trust Unit Series 1	701 units of investment trusts		78,021
Vanguard Total Stock Market	103 units of investment trusts		10,965
Carlton Communications PLC	100 shares of preferred stock		2,500
US Treasury Bond	$1,000 principal amount, due 08/15/04		1,078
US Treasury Strip	$15,000 principal amount, due 02/15/07		13,866
US Treasury Strip	$12,000 principal amount, due 02/15/09		10,088
US Treasury Strip	$15,000 principal amount, due 11/15/06		14,034
US Treasury Strip	$12,000 principal amount, due 11/15/07		10,770
US Treasury Strip	$12,000 principal amount, due 11/15/08		10,236
US Treasury Strip	$12,000 principal amount, due 11/15/09		9,754
US Treasury Strip	$12,000 principal amount, due 11/15/11		8,659
US Treasury Strip	$12,000 principal amount, due 11/15/12		8,141
US Treasury Strip	$12,000 principal amount, due 11/15/13		7,658
US Treasury Strip	$12,000 principal amount, due 2/15/08		10,613
US Treasury Strip	$12,000 principal amount, due 2/15/10		9,548
US Treasury Strip	$12,000 principal amount, due 2/15/11		9,019
US Treasury Strip	$12,000 principal amount, due 2/15/12		8,509
US Treasury Strip	$12,000 principal amount, due 5/15/07		10,980
US Treasury Strip	$12,000 principal amount, due 5/15/08		10,481
US Treasury Strip	$12,000 principal amount, due 5/15/09		9,953
US Treasury Strip	$12,000 principal amount, due 5/15/10		9,424
US Treasury Strip	$12,000 principal amount, due 5/15/11		8,891
US Treasury Strip	$12,000 principal amount, due 5/15/12		8,378
US Treasury Strip	$12,000 principal amount, due 5/15/13		7,901
US Treasury Strip	$12,000 principal amount, due 8/15/07		10,868
US Treasury Strip	$12,000 principal amount, due 8/15/08		10,380
US Treasury Strip	$12,000 principal amount, due 8/15/09		9,848
US Treasury Strip	$12,000 principal amount, due 8/15/11		8,775
US Treasury Strip	$12,000 principal amount, due 8/15/12		8,265
US Treasury Strip	$12,000 principal amount, due 8/15/13		7,793
US Treasury Strip	$12,000 principal amount, due 11/15/10		9,214
US Treasury Strip	$12,000 principal amount, due 8/15/10		9,304
Ford Motor Credit	$1,000 principal amount, due 7/16/04		1,026
Ford Motor Credit	$1,000 principal amount, due 2/01/06		1,067

(Continued)

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

		Description of investment including
	Identity of issue, borrower, lessor or	maturity date, rate of interest, collateral,		Current
	similar party	par, or maturity value	Cost	value
	Ford Motor Credit	$1,000 principal amount, due 12/08/05		$1,040
	General Motors Acceptance	$3,000 principal amount, due 6/17/04		3,071
	IBRD World BK Bond	$1,000 principal amount, due 1/27/05		1,060
	US Treasury Strip	$12,000 principal amount, due 2/15/13		8,033
	US Treasury Strip	$12,000 principal amount, due 2/15/14.		7,542
*	Participant Loans Receivable	Participant notes receivable bearing interest
		ranging from 5% to 10.5% and maturity dates
		ranging from January 30, 2004 to July 30, 2017		3,656,572

				$232,833,422

*	Indicates party-in-interest

(Concluded)

WILLIS NORTH AMERICA INC. FINANCIAL SECURITY PARTNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j—SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2003

						Expense		Current value	Net
			Purchase		Lease	incurred with	Cost of	of asset on	gain or
	Identity of party involved	Description of asset	price	Selling price	rental	transaction	asset	transaction date	(loss)
A series of security transactions representing one or more securities of the same issue which in aggregate is in excess of 5% of Plan assets.

*	Willis Group Holdings	Willis Stock Fund	$12,270,110	$—	$—	$—	$12,270,110	$12,270,110	$—

*     Indicates party-in-interest